

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio
3142 São Paulo, SP 01402-901
Brazil

      Re: Brazilian Distribution Company
           Form 20-F for the fiscal year ended December 31, 2012
           Filed April 26, 2013
           File No. 001-14626

Dear Mr. Hidalgo:

      We have reviewed your response dated August 16, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Item 8. Financial Information, page 67

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to comment 2 in our letter dated August 2, 2013 and await your amending filing.

Note 4. Significant accounting policies, page F-18

u)(i)(e) Barter revenue, page F-30

2. We note your response to comment 3 in our letter dated August 2, 2013. We understand you exchanged three plots of land for apartment units to be sold to third parties and that

the fair value of the apartment units received in exchange for the real estate properties was determined based on comparable transactions of sale of apartment units. In this regard, we note your disclosure on page F-86 that the apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011. Please tell us how the fair value of the apartment units was reliably determinable when it appears the apartment units are under construction with completion scheduled in early 2016.

3. With regard to your recognition of revenue on the exchange, it appears you have recognized revenue on the basis of proceeds to be received from the sale of the apartment units. Please explain in sufficient detail why revenue recognition was not deferred until completion and sale of the apartment units.

4. We also note your contradictory disclosure on page F-86 that the revenues were based on the fair value of the land exchanged. Please explain and clarify your disclosures.

Note 35. Segment information, page F-90

5. We note your response to comment 5 in our letter dated August 2, 2013. Please disclose in future filings, consistent with your response, that information is not available to report enterprise-wide product and service revenue disclosures under IFRS 8 and the cost to develop it would be excessive.   Please refer to paragraph 32 of IFRS 8.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Daniela Sabbag, Investor Relations Officer
     Andrew B. Janszky, Milbank, Tweed, Hadley & McCloy, LLP